

Mail Stop 3233

November 16, 2015

Via E-mail
Jeff Howard
Chief Executive Officer
American Housing Income Trust Inc.
34225 N. 27ᵗʰ Drive, Building 5
Phoenix, AZ 85058

> **Re: American Housing Income Trust Inc.**
> **Registration Statement on Form S-1**
> **Filed October 16, 2015**
> **File No. 333-207465**

Dear Mr. Howard:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please confirm that you own all properties pictured in this registration statement.

3. We note that you are registering 3,000,000 shares of your common stock to be sold at $3.00 per share, and that you are also registering 30,000 of your common shares to be re-sold by the selling shareholders at $0.25 per share. Please explain to us why the sales price of your common stock in your primary offering is different from the sales price of your common stock being offered by the selling shareholders.

Jeff Howard
American Housing Income Trust Inc.
November 16, 2015
Page 2

4. We note that your plan of business involves acquiring and holding for investment real estate. Please file your next amendment on Form S-11 as required by General Instruction A to Form S-11.

5. We note that you intend to elect to be taxed as a REIT and that you have not identified any specific properties to acquire with the proceeds of the primary offering. As a result, your offering appears to constitute a "blind pool" offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5. Refer to Securities Act Release 33-6900 and CF Disclosure Guidance: Topic No. 6.

Prospectus Cover Page

6. Please limit your prospectus cover page to one page. Refer to Item 501(b) of Regulation S-K.

7. We note your disclosure on page 3 and 20 that the selling shareholders will sell their shares for the fixed price of $0.25 for the duration of the offering. However, we also note your disclosure on page 34 that the selling shareholders will sell their shares for $0.25 per share until the Company's common stock is traded at a different value on the OTCBB, after which, the selling shareholders will sell their shares at prevailing market or privately negotiated prices. Please revise to reconcile these disclosures.

Prospectus Summary and Risk Factors, page 7

8. We note your disclosure on page 7 that thirty-four of your forty-six properties are owned through your wholly-owned subsidiary, American Realty Partners, LLC and its umbrella partnership AHIT Valfre, LLP. Please revise to disclose how you hold title to your other twelve properties. Please also revise to include a summary description of your organizational structure, demonstrating the relationships between you and your affiliated entities such as American Realty Partners, LLC, AHIT Valfre, LLP, Performance Realty Management, LLC, and CORE Performance Realty, LLC. Finally, please describe any conflicts of interest that arise from your organizational structure.

Management of Properties, page 10

9. We note your disclosure on page 10 that CORE Performance Realty, LLC and Performance Realty Management will be managing all rental properties. We further note your disclosures on page 11 indicating that CORE Performance Realty, LLC manages all of your rental properties, and on page 14 indicating that you provide property management services internally. Please revise your disclosure throughout to clarify which entities provide property management services to you, and to disclose all fees that you pay to such entities. To the extent that you use multiple entities for property

management services, please disclose the number of properties managed by each company and how you determine which company will manage a particular property.

Risk Factors Applicable To The Company, page 23

10. We note your disclosure on page 46 that the company has agreed to issue Mr. Zarinegar or his designee a total of 3,000,000 shares of common stock on the first, second and third anniversary of entering into the Firstkey debt service. Please include risk factor disclosure addressing the dilutive impact of the future issuance of these shares.

Item 7. Selling Shareholders, page 34

11. We note your disclosure that your selling shareholders will be selling all of their shares, yet the table on page 35 indicates that the selling shareholders will continue to hold the same number of shares after the offering. Please revise to reconcile these disclosures.

12. Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer, please revise your disclosure to state that such seller is an underwriter or provide an analysis as to why you believe such person is not acting as a statutory underwriter. Please also identify the natural person who has voting and dispositive authority over the shares offered for sale by Tech Associates, Inc.

Item 8. Plan of Distribution, page 35

13. Please set forth the basis in which Mr. Zarinegar and Mr. Howard will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Exchange Act of 1934.

Item 11. Information with respect to the Registrant

Management's Discussion and Analysis of Financial Condition and Operations, page 37

Liquidity and Capital Resources, page 39

14. We note your disclosure on page 13 that you have financed your operations and acquisitions to date partially through borrowings under your credit facility with Firstkey Lending, LLC. Please revise to discuss the material terms of your credit facility with Firstkey Lending Terms, LLC.

Market Price of and Dividends on the Registrant's Common Equity . . ., page 43

15. We note your disclosure here and elsewhere indicating that you do not anticipate paying dividends in the foreseeable future. We further note your disclosure on page 14 that you intend to elect REIT status. Please revise your disclosure to include a description of the REIT qualification requirements, including the distribution requirements, under the Internal Revenue Code. Refer to Item 16 of Form S-11.

Management

Executive Compensation and Corporate Governance, page 46

16. We note your disclosure that the company is an early exploration stage company that has only seven directors. Please revise to reconcile this with your disclosure elsewhere that you are an operating company and that you have three directors.

17. Please provide the required disclosure under Item 402(l) of Regulation S-K.

Signatures, page 57

18. Please revise your signatures page to ensure that the registration statement is signed by the registrant, its principal executive officer, principal financial officer, principal accounting officer, and by at least a majority of the board of directors. Refer to Instruction 1 to the Signatures on Form S-11.

Exhibits

19. Please include a tax opinion from counsel as required by Item 601(b)(8) of Regulation S-K. For guidance, please refer to Section III of Staff Legal Bulletin No. 19. Please also ensure that you have included all exhibits required by Item 601 of Regulation S-K. For example only, we were unable to locate your list of subsidiaries required by Item 601(b)(21).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Senior Staff Accountant, at (202) 551-3468, or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438, if you have questions regarding comments on the financial statements and related matters. You may contact Rahul Patel at (202) 551-3799, or me at (202) 551-3466 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Staff Attorney
Office of Real Estate and
Commodities

cc: Anthony Paesano, Esq. (*via E-mail*)